UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3) *

Pacific Ventures Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

695042101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)
☒
Rule 13d-1(c)
☐
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695042101	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Mark Gulinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 100,001
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 100,001
	8.	Shared Dispositive Power - 0 -
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,001
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.46%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 695042101	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Melissa Gulinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (c) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 100,001
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 100,001
	8.	Shared Dispositive Power - 0 -
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,001
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.46%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 695042101	Page 4 of 7

Item 1.
Name of Issuer
(a)
Name of Issuer:
Pacific Ventures Group, Inc.
(b)
Address of Issuer’s Principal Executive Offices:
117 West 9th Street, Suite 316
Los Angeles, California 90015

Item 2.
Name of Person Filing
(a)
Name:
Mark Gulinson
Melissa Gulinson
(b)
Address of Principal Business Office:
8265 East Aster Drive
Scottsdale, Arizona 85260
(c)
Citizenship:
United States
(d)
Title of Class of Securities:
Common Stock, $.001 par value
(e)
CUSIP Number:
695042101

Item 3.
If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)
☐ Broker or dealer registered under Section 15 of the Act.
(b)
☐ Bank as defined in section 3(a)(6) of the Act.
(c)
☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)
☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)
☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)
☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)
☐ A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)
(h)
☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)
☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)
☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 695042101	Page 5 of 7

Item 4.
Ownership.

All ownership information is as of December 31, 2020.

(a)
Amount Beneficially Owned: See Item 9 of Cover Sheet.
(b)
Percent of Class: See Item 11 of Cover Sheet.
(c)
Number of shares as to which the person has:
(i)
sole power to vote of to direct the vote: See Item 5 of Cover Sheet.
(ii)
shared power to vote or to direct the vote: See Item 6 of Cover Sheet.
(iii)
sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.
(iv)
shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Mr. and Mrs. Gulinson are husband and wife and hold the shares of Pacific Ventures Group, Inc. as community property.

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.
Identification and Classification of Member of the Group

Not Applicable.

Item 9.
Notice of Dissolution of Group

Not Applicable.

Item 10.
Certification

Not Applicable.

CUSIP No. 695042101	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021	/s/ Mark Gulinson
Mark Gulinson

Dated: January 12, 2021	/s/ Melissa Gulinson
Melissa Gulinson

CUSIP No. 695042101	Page 7 of 7

Exhibit 1
Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G/A (Amendment No. 3) under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of Pacific Ventures Group, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G/A (Amendment No. 3), thereby incorporating the same into Schedule 13G/A (Amendment No. 2), Schedule 13G/A (Amendment No. 1) and the original Schedule 13G.

Dated: January 12, 2021	/s/ Mark Gulinson
Mark Gulinson

Dated: January 12, 2021	/s/ Melissa Gulinson
Melissa Gulinson